Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Three months ended March 31	2008	2007

Ratios excluding interest on deposits:

Net (loss) income	$(278)	$273
Income tax (benefit) expense	(164)	103
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	99	71
Long-term debt	303	372
One third of rents, net of income from subleases	6	7

Total fixed charges, excluding interest on deposits	408	450

Earnings before taxes and fixed charges, net of undistributed equity earnings	$(34)	$826

Ratio of earnings to fixed charges	(0.08)	1.84

Total preferred stock dividend factor (1)	$35	$34

Fixed charges, including the preferred stock dividend factor	$443	$484

Ratio of earnings to combined fixed charges and preferred stock dividends	(0.08)	1.71

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$408	$450
Add: Interest on deposits	799	889

Total fixed charges, including interest on deposits	$1,207	$1,339

Earnings before taxes and fixed charges, net of undistributed equity earnings	$(34)	$826
Add: Interest on deposits	799	889

Total	$765	$1,715

Ratio of earnings to fixed charges	0.63	1.28

Fixed charges, including the preferred stock dividend factor	$443	$484
Add: Interest on deposits	799	889

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,242	$1,373

Ratio of earnings to combined fixed charges and preferred stock dividends	0.62	1.25

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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